EXHIBIT 1

Letter from our Non-Executive Chairman

Dear Fellow Stockholder:

The Board of Directors and I thank you for your investment in ADP and for the trust you have placed in us to oversee the Company’s strategy and to be thoughtful stewards of your investment. We firmly believe that our ability to create sustainable long-term value for shareholders begins with strong governance practices, supported by open dialogue and regular direct engagement with shareholders.

Shareholder Engagement

The Board and management believe that broad-based shareholder engagement is vital to the Company’s continued success. This year we have further expanded our investor engagement program; the Company’s management team regularly contacts investors representing a majority of shares outstanding to seek shareholder feedback on the Company’s strategy and corporate governance practices. As part of our continuing effort to be responsive to shareholder feedback, management will deliver an Environmental, Social, and Governance report during fiscal 2018. We look forward to the report’s release and our continuing engagement with all shareholders about ADP. We believe that the Board’s ability to remain focused on the oversight and protection of shareholder interests is reinforced by the value the Board places on receiving and incorporating input from our shareholders.

Corporate Governance

Our corporate governance practices foster strong independent leadership in our boardroom and provide our shareholders with meaningful rights. As part of these practices, the Board takes a thoughtful approach to its composition to ensure alignment with the Company’s evolving corporate strategy. With the dynamic world of Human Capital Management (HCM) being a core part of our strategy, it is critical to our success that we deliberately refresh the Board’s perspectives and diversity of experiences. We believe in a balanced approach to director tenure that allows the Board to benefit from a mix of newer directors who bring fresh perspectives and seasoned directors who bring continuity and a deep understanding of our complex business. We regularly review our Board succession plans with this balance of tenure and experience in mind to ensure we maintain a mix of directors that supports our strategic direction and our long-standing commitment to shareholder value creation. As of our 2017 Annual Meeting of Stockholders, our average Board tenure is 6.8 years and we are proud that 4 of our 9 independent directors have joined our Board since 2014.

ADP’s Strategy

The “All in on HCM” strategy set by management and your Board of Directors is squarely focused on winning in an exciting and vibrant market. Our strategy is focused on continuing to build a company with unparalleled global compliance expertise that offers solutions for companies of all sizes through a technology ecosystem that works seamlessly across the HCM spectrum to meet client needs on their terms – from software-only solutions to fully-outsourced human resources management.

Over the last six years, this Board has successfully guided the Company through many important and critical decisions to drive long-term growth and increased shareholder value, including overseeing the appointment of a new CEO, the spinoff of several businesses, and the strategic repositioning of our businesses through increased investments in our technology and service platforms. The current Board of Directors, with its mix of skills, experience, and leadership, is well positioned to continue building on this track record of success and long-term value creation.

Pershing Square Nominees

Pershing Square recently provided notice to ADP of its intent to nominate a slate of three nominees for election as directors at the 2017 Annual Meeting of Stockholders in opposition to the strong and independent nominees proposed by your Board of Directors. ADP and its Board value the perspectives and opinions of our shareholders and we have engaged directly with Pershing Square on multiple occasions since August 1 when the hedge fund first contacted ADP.

We Request your Support of ADP’s Nominees to the Board

The framework for considering all Board nominees includes the ability to demonstrate that a nominee will be able to contribute significantly to the Board’s strategic discussions across the broad range of areas in which ADP operates. Following extensive discussion, our Nominating/Corporate Governance Committee determined, based upon its interviews with the Pershing Square nominees and its review of biographical and other information with respect to the nominees, that none of the three nominees possesses backgrounds, skills or expertise that are additive or superior to those of our existing Board members. Our Board subsequently and unanimously determined to accept this recommendation of our Nominating/Corporate Governance Committee that none of the Pershing Square nominees be included in the Board’s slate of director nominees for the 2017 Annual Meeting of Stockholders. Accordingly, our Board of Directors does NOT endorse any Pershing Square nominee and unanimously recommends that you vote FOR the election of each of the ADP nominees proposed by our Board of Directors.

ADP shares have outperformed the S&P 500 for many years, including generating total shareholder returns in excess of 200% since Carlos Rodriguez was selected by your Board to become CEO nearly six years ago. We believe ADP is well positioned to build on its longstanding track record of successful value creation and growth through its transition to best-in-class cloud-based HCM solutions and our investments in technology and service innovation, while maintaining our unwavering focus on improved productivity and cost discipline. ADP has also consistently delivered on its commitment to returning capital to shareholders -- demonstrated by the return of more than $11 billion in share repurchases and dividends to investors over the past five fiscal years and annual dividend increases for the last 42 years.

Your vote is important to us. Even if you cannot attend the Annual Meeting on November 7, 2017 at ADP’s corporate headquarters, we encourage you to date, sign and return the WHITE proxy card provided to you or to use the telephone or Internet method of voting described on your WHITE proxy card.

Sincerely,
John P. Jones
Non-Executive Chairman of the Board of Directors

Letter from our President & CEO

We believe that ADP has a more important role in supporting our clients today than in any other time in the Company’s history. Our Human Capital Management (HCM) solutions help address the core needs of more than 700,000 clients in over 110 countries and territories. Not only are we paying 1 in 6 U.S. workers, we are providing a complete suite of solutions across the lifecycle of today’s workforce – including recruiting, benefits administration, workforce management, talent and performance management, insurance, and retirement services. We are focused on our clients’ most important investment – their people – for companies from small businesses to Fortune 100 players, through the dedicated efforts of our 58,000 associates.

We are pleased to invite you to the 2017 Annual Meeting of Stockholders of Automatic Data Processing, Inc. taking place on November 7, 2017 at the Company’s corporate headquarters at One ADP Boulevard, Roseland, New Jersey. A notice of the meeting and proxy statement containing information related to the agenda were also distributed with this letter.

Investing for the Future

As we observed last year, the nature and pace of change in the world of work continues to affect our clients in profound ways, including:

—	Highly competitive labor markets that shift employer focus to finding and retaining talent.

—	Changing expectations of employees for businesses to be more responsive and adaptive to their needs.

—	Need for ongoing transformation within the Human Resources function to enable more strategic contributions and automate lower-value but necessary activities.

—	Uncertainty in U.S. political and legislative outcomes on proposed reforms in corporate tax policy, healthcare and related issues.

With change comes significant market opportunity, for ADP and the entire HCM sector. We continue to believe that ADP’s “All in on HCM” strategy is key to winning in this dynamically shifting market. As part of this focused strategy, we continue to invest in our unmatched global presence and deep compliance expertise; the transformation of our platforms and migration of clients to cloud-based solutions, the upgrade of our distribution and service capabilities to deliver the broadest range of solutions for companies of all sizes and geographies, and innovation within our portfolio of products and services to meet client needs.

Our relentless focus on achieving HCM market leadership is reflected in our strong financial performance for the year. During fiscal 2017, we grew revenue by 6 percent (despite one percentage point of combined pressure from foreign currency translation and the disposition of our CHSA and COBRA business) while growing diluted earnings per share 18 percent. In addition, we achieved new business bookings of $1.65 billion, representing new future annualized recurring revenues; and grew our total client count by 6 percent to approximately 700,000.

An Overview of Fiscal Year 2017

Our results demonstrate the strength of ADP’s capabilities and our commitment to adapt and innovate as the needs of our clients evolve. Some operational highlights include:

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We made significant progress in our multi-year journey to upgrade clients from legacy solutions to strategic, cloud-based platforms. Today we have approximately 83% of our clients on strategic, cloud- based platforms, which are easier to service and create a better experience for our clients.

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We continued our relentless focus on innovation, to advance our portfolio and deliver next-generation solutions to help maintain and expand our market leadership. These investments have led to innovations like ADP DataCloud, which enables clients to turn ADP’s unique and vast dataset into insights, and Accountant Connect from ADP, which helps us to leverage our scale to create compelling value for our referral partners and clients alike.

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We enhanced our Talent Management portfolio with the acquisition of The Marcus Buckingham Company, which enables us to provide clients with the tools, insights and data needed to turn talent into better employee performance.

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We advanced our Service Alignment Initiative, which is intended to simplify the service organization by aligning our service operations with our strategic platforms. We have been successfully consolidating service capabilities to scalable centers in Norfolk, Virginia; Orlando, Florida; and Tempe, Arizona. We now have more than 1,800 talented associates serving clients in these strategic locations. In addition to improving the client service experience, this initiative is expected to contribute to operating efficiencies over the longer term.

These results also reflect the strong support of our Board of Directors, which continues to hold management accountable and provides sound oversight as we execute on our “All in on HCM” strategy. The strength of our business model continues to enable us to return significant value to shareholders. During fiscal 2017, ADP returned approximately $2.3 billion in cash to shareholders through dividends and share repurchases. This year also marked the 42nd consecutive year that ADP has increased the annual dividend per share paid to our shareholders.
Thank you for your investment and continued interest in ADP.
Sincerely,

Carlos Rodriguez
President & Chief Executive Officer, ADP

FORWARD-LOOKING STATEMENTS

These letters and other written or oral statements made from time to time by ADP may contain “forward- looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Statements that are not historical in nature and which may be identified by the use of words like “expects,” “assumes,” “projects,” “anticipates,” “estimates,” “we believe,” “could,” “is designed to” and other words of similar meaning, are forward-looking statements. These statements are based on management’s expectations and assumptions and depend upon or refer to future events or conditions and are subject to risks and uncertainties that may cause actual results to differ materially from those expressed. Factors that could cause actual results to differ materially from those contemplated by the forward-looking statements or that could contribute to such difference include: ADP’s success in obtaining and retaining clients, and selling additional services to clients; the pricing of products and services; compliance with existing or new legislation or regulations; changes in, or interpretations of, existing legislation or regulations; overall market, political and economic conditions, including interest rate and foreign currency trends; competitive conditions; our ability to maintain our current credit ratings and the impact on our funding costs and profitability; security or privacy breaches, fraudulent acts, and system interruptions and failures; employment and wage levels; changes in technology; availability of skilled technical associates; and the impact of new acquisitions and divestitures. ADP disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. These risks and uncertainties, along with the risk factors discussed under “Item 1A. - Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended June 30, 2017 should be considered in evaluating any forward-looking statements contained herein.

ADDITIONAL INFORMATION

ADP, its directors and certain of its executive officers may be deemed to be participants in the solicitation of proxies from Company shareholders in connection with the matters to be considered at the Company’s 2017 Annual Meeting. The Company has filed a definitive proxy statement and WHITE proxy card with the U.S. Securities and Exchange Commission (the “SEC”) in connection with any such solicitation of proxies from Company shareholders. COMPANY SHAREHOLDERS ARE STRONGLY ENCOURAGED TO READ THE DEFINITIVE PROXY STATEMENT AND ACCOMPANYING WHITE PROXY CARD AS THEY CONTAIN IMPORTANT INFORMATION. Information regarding the identity of potential participants, and their direct or indirect interests, by security holdings or otherwise, is set forth in the proxy statement and other materials filed with the SEC. Shareholders can obtain any proxy statement, any amendments or supplements to the proxy statement and other documents filed by the Company with the SEC for no charge at the SEC’s website at www.sec.gov. Copies will also be available at no charge at the Company’s website at www.adp.com.